FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 30, 2004

ABN AMRO HOLDING N.V.
Commission File Number: 001-14624

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Reconciliation of Net Profit and Shareholders’ Equity under U.S. GAAP for the first half of 2004 and 2003 of registrant.

2.	Consolidated Cash Flow Statement for the first half of 2004 and 2003 of registrant.

3.	Condensed Consolidated Information

4.	Consolidated Ratios of Earnings to Fixed Charges

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

This document is complementary to the 6-K filed August 4, 2004 concerning our press release for the six month period ended June 30, 2004.

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: September 30, 2004	By:	/s/ Rijkman Groenink

		Name:	Rijkman Groenink
		Title:	Chairman of the Managing Board

	By:	/s/ Tom de Swaan

		Name:	Tom de Swaan
		Title:	Chief Financial Officer

Item 1

Reconciliation of Net Profit and Shareholders’ Equity under U.S. GAAP (First Half-Year 2004 and 2003)

Accounting principles generally accepted in The Netherlands (“Dutch GAAP”) vary in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The following tables summarize the significant adjustments to ABN AMRO’s consolidated net profit for the first half of 2004 and 2003 and shareholders’ equity as of June 30, 2004 and 2003 that would result from the application of U.S. GAAP instead of Dutch GAAP. For further information, refer to the consolidated financial statements and footnotes thereto included in the Form 20-F for the fiscal year ended December 31, 2003.

Net profit for the first half of 2004 in accordance with US GAAP was EUR 1,014 million lower than net profit in accordance with Dutch GAAP. The decrease was mainly the result of (i) a decrease in net gains from available for sale securities of EUR 1,105 million in respect of differences in accounting for gains and losses in investment portfolios, including the effect attributable to changes in foreign-currency rates of available for sale portfolios denominated in a currency other than the functional currency (EUR 750 million), (ii) a decrease of EUR 310 million attributable to the difference in accounting under US GAAP for mortgage servicing rights (including the derivatives on mortgage servicing rights), (iii) a decrease relating to a timing difference in the recognition of contingencies of EUR 123 million, (iv) an impairment on participating interests of EUR 78 million, and (v) an other than temporary impairments on the private equity portfolio amounting to EUR 75 million, partly offset by (a) the net tax result of the reconciling items amounting to EUR 421 million and (b) a difference of EUR 262 million of gains for mark to market differences from book value on derivatives (excluding derivatives on mortgage servicing rights). The total effect on the derivatives as a result of not meeting the criteria for hedge accounting, that has been included in the 2004 reconciliation, amounts to a profit of EUR 391 million. The effect on the derivatives that are disclosed under the line item mortgage securities amounts to a loss of EUR 145 million and the effect on other derivatives amounts to a profit of EUR 536 million.

Net profit for the first half of 2003 in accordance with U.S. GAAP was EUR 427 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of (i) EUR 496 million of losses for mark to market differences from book value on derivatives (excluding derivatives on mortgage servicing rights), (ii) a decrease in net gains from securities available for sale of EUR 226 million attributable to differences in accounting for gains and losses in investment portfolios including the effect attributable to changes in foreign-currency rates of available for sale portfolios denominated in a currency other than the functional currency, (iii) a charge of EUR 46 million for predominantly other intangible asset amortization in accordance with SFAS 142: “Goodwill and Intangible Assets”, and (iv) amortization of capitalized internally developed software of EUR 51 million, offset in part by (a) the net tax result of the reconciling items and (b) a difference in contingencies of EUR 46 million.

The reconciliation includes reclassifications between derivatives and mortgage banking activities within shareholders’ equity per 30 June 2003 equal to EUR 1,031 million and within net earnings in first half 2003 equal to EUR 382 million. The reclassification is done to reflect consistently the aggregation of differences in accounting for mortgage servicing rights along with net servicing hedge gains and changes in fair value of interest rate lock commitments.

Reconciliation of Net Profit
(in millions of Euros except per share data)	1st half 2004	1st half 2003

Net profit under Dutch GAAP	1,921	1,472
Goodwill and other acquired intangibles	(38)	(46)
Debt Restructuring	21	3
Investment portfolio securities	(1,105)	(226)
Other than temporary impairment	(75)	-
Participating interests	(78)	-
Property	11	42
Post-employment benefits	-	2
Employee incentive plans	-	(1)
Contingencies	(123)	46
Derivatives	262	(496)
Mortgage servicing rights	(310)	14
Internal use software	-	(51)
Taxes	421	286

Net profit under U.S. GAAP	907	1,045

Basic net profit per Ordinary Share under
U.S. GAAP	0.54	0.64
Diluted net profit per Ordinary Share under
U.S. GAAP	0.53	0.64

Reconciliation of Shareholders’ Equity	June 30, 2004	June 30, 2003
(in millions of Euros except per share data)

Shareholders’ equity under Dutch GAAP	14,218	11,939
Goodwill and other acquired intangibles	5,980	6,307
Debt restructuring	17	30
Investment portfolio securities	2,318	4,657
Other than temporary impairment	(158)	-
Property	(147)	(149)
Post-employment benefits	-	(15)
Employee incentive plans	95	122
Contingencies	21	46
Derivatives	(50)	(591)
Mortgage servicing rights	(203)	125
Internal use software	-	40
Taxes	(1,227)	(1,939)

Shareholders’ equity under U.S. GAAP	20,864	20,572

Shareholders’ equity per Ordinary Share under
U.S. GAAP	12.10	12.27

Comprehensive income under U.S. GAAP
(in millions of Euros)
	1st half 2004	1st half 2003

Net profit under U.S. GAAP	907	1,045
Other comprehensive income, net of tax:
n Currency translation gains / (losses)	185	(332)
n Net unrealized gains	237	1,257

Other comprehensive income	422	925

Comprehensive income under U.S. GAAP	1,329	1,970

Comprehensive income under U.S. GAAP consists of net profit under U.S. GAAP and other comprehensive components: currency translation differences and net unrealized gains/ (losses) on available for sale securities and cash flow hedges. The currency translation difference, amounting to a gain of EUR 185 for first half 2004 and a loss of EUR 332 million for first half 2003, is mainly explained by currency fluctuations between the USD and the EUR in the first six months of 2004 and 2003.

Consolidated cash flow statement for the first half 2004 under Dutch GAAP
(in millions of Euros)

	1st half 2004	1st half 2003
Group profit	2,064	1,586
Depreciation of property and equipment	450	459
Provision for loan losses	349	648
Movement in provisions	17	(85)
Movement in interest receivable	774	9
Movement in interest payable	(2,255)	(294)
Movement in current tax	698	(36)
Other accruals and deferrals	(568)	188
Government paper and securities, trading	(15,453)	(14,785)
Other securities	313	(1,633)
Banks, other than demand deposits	4,255	7,905
Loans	(8,688)	(8,007)
Professional securities transactions (included in loans)	(12,769)	(36,990)
Total client accounts	2,973	17,198
Professional securities transactions (included in total client accounts)	6,801	35,041
Debt securities, excluding debentures and notes	7,350	(3,443)
Other assets and liabilities	10,187	1,647

Net cash flow from operations / banking activities	(3,502)	(592)
Purchase of securities for investment portfolios	(48,507)	(100,361)
Sale and redemption of securities from investment portfolios	48,192	102,687

	(315)	2,326
Investments in participating interests	(226)	(323)
Sale of investments in participating interests	438	276

	212	(47)
Capital expenditure on property and equipment	(969)	(791)
Sale of property and equipment	400	188

	(569)	(603)

Net cash flow from investment activities	(672)	1,676
Increase in group equity	190	44
Issue of subordinated debt	44	431
Repayment of subordinated debt	(280)	(204)
Issue of debentures and notes	12,936	8,269
Repayment of debentures and notes	(4,771)	(6,148)
Cash dividends paid	(502)	(506)

Net cash flow from financing activities	7,617	1,886

Net cash flow before exchange rate differences	3,443	2,970
Exchange rate differences in liquid funds	(195)	246

Increase (decrease) in liquid funds	3,248	3,216
Opening balance	8,893	7,501
Closing balance	12,141	10,717

Increase (decrease) in liquid funds	3,248	3,216

The semi-annual figures are unaudited.

Condensed Consolidated Information

The following consolidating information presents condensed balance sheets as at June 30, 2004 and December 31, 2003 and condensed statements of income and cash flows for the six months ended June 30, 2004 and 2003 of ABN AMRO Holding N.V. (Holding), ABN AMRO Bank N.V. (Bank) and its subsidiaries. These statements are prepared in accordance with Dutch GAAP. The significant differences between Dutch GAAP and U.S. GAAP as they affect Holding, Bank and its subsidiaries are set out below.

Supplemental Condensed Balance Sheet

The condensed balance sheets as at June 30, 2004 and December 31, 2003 are presented in the following tables:

				Eliminate
As at June 30, 2004				and	ABN AMRO
Assets	Holding	Bank	Subsidiaries	reclassify	consolidated

Cash		15,073	3,115		18,188
Short-dated government paper		11,242	3,818		15,060
Banks	576	108,856	64,777	(92,412)	81,797
Loans		203,183	159,687	(39,799)	323,071
Interest-bearing securities	20	120,133	24,474	(2,397)	142,230
Shares		5,439	14,392	1	19,832
Participating interests	13,665	16,040	1,520	(28,809)	2,416
Property and equipment		2,293	4,998	1	7,292
Other assets		7,376	7,901		15,277
Prepayments and accrued interest	1	4,902	2,775	(1)	7,677

Total assets	14,262	494,537	287,457	(163,416)	632,840

Liabilities
Banks		150,339	100,036	(108,871)	141,504
Client accounts	20	234,590	93,178	(23,341)	304,447
Debt securities		46,151	44,704	(2,395)	88,460
Other liabilities	24	29,988	13,535	2	43,549
Accruals and deferred income		5,656	3,635		9,291
Provisions		1,204	10,644	(1)	11,847
Fund for general banking risk		1,149			1,149
Subordinated debt		11,795	2,122	1	13,918
Minority interests			4,457		4,457
Shareholders’ equity	14,218	13,665	15,146	(28,811)	14,218

Total liabilities and shareholders’ equity	14,262	494,537	287,457	(163,416)	632,840

Reconciliations to U.S. GAAP

Shareholders’ equity as reported in the Condensed
Balance Sheet	14,218	13,665	15,146	(28,811)	14,218

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		882	5,098		5,980
Debt restructuring		17			17
Investment portfolio securities		2,189	129		2,318
Other than temporary impairment			(158)		(158)
Property		(75)	(72)		(147)
Employee incentive plans		95			95
Contingencies			21		21
Derivatives		(261)	211		(50)
Mortgage servicing rights			(203)		(203)
Taxes		(809)	(418)		(1,227)
Reconciling items subsidiaries (net)	6,646	4,608		(11,254)

Shareholders’ equity under U.S. GAAP	20,864	20,311	19,754	(40,065)	20,864

				Eliminate
As at December 31, 2003				and	ABN AMRO
Assets	Holding	Bank	Subsidiaries	reclassify	consolidated

Cash		9,184	3,550		12,734
Short-dated government paper		5,868	3,372		9,240
Banks	437	84,046	50,280	(75,963)	58,800
Loans		174,163	150,391	(27,711)	296,843
Interest-bearing securities	20	112,543	23,844	(4,366)	132,041
Shares		4,163	12,082		16,245
Participating interests	12,656	17,024	1,420	(28,471)	2,629
Property and equipment		2,390	4,814		7,204
Other assets		8,949	7,599		16,548
Prepayments and accrued interest	8	4,896	3,257	(8)	8,153

Total assets	13,121	423,226	260,609	(136,519)	560,437

Liabilities
Banks		109,969	85,748	(84,830)	110,887
Client accounts	21	222,746	85,951	(18,852)	289,866
Debt securities		33,168	42,886	(4,366)	71,688
Other liabilities	53	22,944	10,210		33,207
Accruals and deferred income		7,589	4,251		11,840
Provisions		1,087	10,059		11,146
Fund for general banking risk		1,143			1,143
Subordinated debt		11,924	1,976		13,900
Minority interests			3,713		3,713
Shareholders’ equity	13,047	12,656	15,815	(28,471)	13,047

Total liabilities and shareholders’ equity	13,121	423,226	260,609	(136,519)	560,437

Reconciliations to U.S. GAAP

Shareholders’ equity as reported in the Condensed	13,047	12,656	15,815	(28,471)	13,047
Balance Sheet

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		1,043	4,795		5,838
Debt restructuring		58			58
Investment portfolio securities		2,667	517		3,184
Other than temporary impairment			(83)		(83)
Participating Interests		(83)			(83)
Property		(81)	(72)		(153)
Employee incentive plans		94			94
Contingencies			144		144
Derivatives		(5)	(482)		(487)
Mortgage banking activities			105		105
Taxes		(1,268)	(253)		(1,521)
Reconciling items subsidiaries (net)	7,096	4,671		(11,767)

Shareholders’ equity under U.S. GAAP	20,143	19,752	20,486	(40,238)	20,143

Supplemental Condensed Statement of Income
The condensed statements of income for the six months ended June 30, 2004 and June 30, 2003 are presented in the following tables:

Six months ended June 30, 2004	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest revenue	5	2,233	2,720		4,958
Results from consolidated subsidiaries	1,918	1,192		(3,110)
Net commissions		845	1,518		2,363
Results from financial transactions		877	225		1,102
Other revenue		179	927		1,106
Total revenue	1,923	5,326	5,390	(3,110)	9,529

Operating expenses	1	3,024	3,328		6,353
Provision for loan losses		125	224		349
Value adjustments to financial fixed assets			(1)		(1)

Operating profit before taxes	1,922	2,177	1,839	(3,110)	2,828
Taxes	1	259	504		764
Minority interests			143		143

Net profit	1,921	1,918	1,192	(3,110)	1,921

Reconciliations to U.S. GAAP

Net Profit under Dutch GAAP	1,921	1,918	1,192	(3,110)	1,921

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets			(38)		(38)
Debt restructuring		21			21
Investment portfolio securities		(936)	(169)		(1,105)
Other than temporary impairment			(75)		(75)
Participating interests			(78)		(78)
Property		11			11
Employee incentive plans					-
Contingencies			(123)		(123)
Derivatives		(227)	489		262
Mortgage servicing rights			(310)		(310)
Taxes		389	32		421
Reconciling items subsidiaries (net)	(1,014)	(272)		1,286	-

Net profit under U.S. GAAP	907	904	920	(1,824)	907

Six months ended June 30, 2003	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest revenue	3	1,993	2,653		4,649
Results from consolidated subsidiaries	1,471	1,054		(2,525)
Net commissions		779	1,298		2,077
Results from financial transactions		773	166		939
Other revenue		170	1,270		1,440

Total revenue	1,474	4,769	5,387	(2,525)	9,105
Operating expenses	1	2,819	3,237		6,057
Provision for loan losses		347	301		648
Value adjustments to financial fixed assets		8	2		10

Operating profit before taxes	1,473	1,595	1,847	(2,525)	2,390
Taxes	1	124	679		804
Minority interests			114		114

Net profit	1,472	1,471	1,054	(2,525)	1,472

Reconciliations to U.S. GAAP

Net Profit under Dutch GAAP	1,472	1,471	1,054	(2,525)	1,472

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		(6)	(40)		(46)
Debt restructuring		3			3
Investment portfolio securities		(165)	(61)		(226)
Property		40	2		42
Post-employment benefits		2			2
Employee incentive plans		(1)			(1)
Contingencies			46		46
Derivatives		(764)	268		(496)
Mortgage servicing rights			14		14
Internal use software		(35)	(16)		(51)
Taxes		317	(31)		286
Reconciling items subsidiaries (net)	(427)	182		245

Net Profit under U.S. GAAP	1,045	1,044	1,236	(2,280)	1,045

Supplemental Statement of Cash Flow
The condensed statements of cash flow for the six months ended June 30, 2004 and June 30, 2003 are presented in the following tables:

Six months ended June 30, 2004	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations / banking activities	595	(3,003)	(119)	(975)	(3,502)
Net outflow of investment / sale of securities
investment portfolios		(1,154)	839		(315)
Net outflow of investment / sale of participating
interests		406	(1,958)	1,764	212
Net outflow of expenditure / sale of property &
equipment		(88)	(481)		(569)

Net cash flow from investment activities		(836)	(1,600)	1,764	(672)

Increase in group equity	(193)	1,764	383	(1,764)	190
Net increase (decrease) of subordinated debt		(236)			(236)
Net increase (decrease) of debentures and notes		5,573	2,592		8,165
Cash dividends paid	(402)	(677)	(398)	975	(502)

Net cash flow from financing activities	(595)	6,424	2,577	(789)	7,617

Cash flow		2,585	858		3,443

				Eliminate
Six months ended June 30, 2003				and	ABN AMRO
	Holding	Bank	Subsidiaries	reclassify	consolidated

Net cash flow from operations / banking activities	360	5,509	(5,966)	(495)	(592)
Net outflow of investment / sale of securities		2,839	(513)		2,326
investment portfolios
Net outflow of investment / sale of participating		(391)	(38)	382	(47)
interests
Net outflow of expenditure / sale of property &		(160)	(443)		(603)
equipment

Net cash flow from investment activities		2,288	(994)	382	1,676

Increase in group equity	44		382	(382)	44
Net increase (decrease) of subordinated debt		227			227
Net increase (decrease) of debentures and notes		(784)	2,905		2,121
Cash dividends paid	(404)	(319)	(278)	495	(506)

Net cash flow from financing activities	(360)	(876)	3,009	113	1,886

Cash flow		6,921	(3,951)		2,970

Consolidated Ratios of Earnings to Fixed Charges

     The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated based on the figures resulting from the reconciliation to U.S. GAAP.

	(Unaudited)
	Six Months Ended
	June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999

Excluding Interest on Deposits[1]	2.09	2.05	2.66	1.89	1.45	1.85	1.91
Including Interest on Deposits[1]	1.22	1.24	1.36	1.21	1.08	1.15	1.17

1 Deposits include Banks and Total customer accounts. See the Consolidated Financial Statements incorporated by reference herein.